Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at June 30, 2016

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2016 and 2015 - unaudited

		Three Months Ended Jun 30, 2016	Three Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2015
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	3	247,886	282,345	494,136	572,751
Cost of sales		(160,937)	(196,985)	(325,603)	(405,027)

Gross profit	3	86,949	85,360	168,533	167,724

Selling expenses		(28,432)	(27,563)	(55,278)	(53,491)
Research and development costs		(3,499)	(4,047)	(7,064)	(8,065)
General and administrative expenses		(16,664)	(15,734)	(33,616)	(30,700)
Other operating income	4	13	1,251	1,069	1,675
Other operating expenses	4	(4,189)	(3,412)	(8,957)	(4,987)

Operating result (EBIT)		34,178	35,855	64,687	72,156

Finance income	4	4,498	3,623	12,822	12,675
Finance costs	4	(13,215)	(16,881)	(30,471)	(39,913)
Share of profit or loss of joint ventures		56	129	177	250

Financial result		(8,661)	(13,129)	(17,472)	(26,988)

Profit before income taxes		25,517	22,726	47,215	45,168

Income taxes	8	(9,027)	(8,143)	(17,360)	(15,834)

Profit for the period		16,490	14,583	29,855	29,334

Earnings per Share (EUR per share), basic		0.28	0.24	0.50	0.49
Weighted average number of ordinary shares (in thousands)		59,320	59,635	59,386	59,635
Earnings per Share (EUR per share), diluted		0.28	0.24	0.50	0.49
Weighted average number of diluted ordinary shares (in thousands)		59,775	59,635	59,841	59,635

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2016 and 2015 – unaudited

	Three Months Ended Jun 30, 2016	Three Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k

Profit for the period	16,490	14,583	29,855	29,334

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	6,234	(11,189)	(887)	10,070
Income tax effects	703	—	1,410	—

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains/(losses)	(4,030)	6,439	3,202	(12,614)
Income tax effects	1,303	(2,081)	(1,035)	4,232

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	4,210	(6,831)	2,690	1,688

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(4,456)	(1,884)	(9,120)	(4,121)
Income tax effects	1,437	626	2,963	1,320

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(3,019)	(1,258)	(6,157)	(2,801)

Other comprehensive income, net of tax	1,191	(8,089)	(3,467)	(1,113)

Total comprehensive income, net of tax all attributable to equity holders of the parent	17,681	6,494	26,388	28,221

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at June 30, 2016 and December 31, 2015 – unaudited

		Jun 30, 2016	Dec 31, 2015
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		85,100	94,803
Property, plant and equipment		382,400	385,856
Investment in joint ventures		4,415	4,657
Other financial assets	7	1,565	3,049
Other assets		3,249	3,698
Deferred tax assets	8	52,926	55,254
		578,167	595,829
Current assets
Inventories	6	97,004	105,111
Trade receivables		170,368	172,123
Other financial assets	7	3,976	3,126
Other assets		22,454	20,321
Income tax receivables	8	6,620	8,750
Cash and cash equivalents		64,939	65,261
		365,361	374,692
		943,528	970,521

		Jun 30, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	5	(3,415)	—
Reserves		(32,495)	(52,823)
Profit for the period	3	29,855	42,874
		53,580	49,686
Non-current liabilities
Pension provisions		54,668	44,994
Other provisions		14,640	15,456
Financial liabilities	7	622,585	650,782
Other liabilities		582	138
Deferred tax liabilities	8	37,476	40,052
		729,951	751,422
Current liabilities
Other provisions		32,916	38,057
Trade payables		85,931	94,213
Other financial liabilities	7	5,203	4,750
Income tax liabilities	8	18,254	16,443
Other liabilities		17,693	15,950
		159,997	169,413
		943,528	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2016 and 2015 – unaudited

		Three Months Ended Jun 30, 2016	Three Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2015
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	3	16,490	14,583	29,855	29,334

Income taxes	8	9,027	8,143	17,360	15,834

Profit before income taxes		25,517	22,726	47,215	45,168

Depreciation and amortization of intangible assets and property, plant and equipment		19,975	17,822	39,552	34,452
Other non-cash expenses		401	—	314	—
(Increase)/decrease in trade receivables		(6,877)	(1,124)	2,496	20,194
(Increase)/decrease in inventories	6	(10,352)	(1,326)	6,020	12,052
Increase/(decrease) in trade payables		13,138	2,742	4,269	(3,077)
Increase/(decrease) in provisions		2,582	(1,473)	(5,939)	(11,099)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		(1,796)	2,237	1,962	2,572
Finance income	4	(4,498)	(3,623)	(12,822)	(12,675)
Finance costs	4	13,215	16,881	30,471	39,913
Cash paid for income taxes		(8,550)	(7,702)	(10,702)	(5,537)

Cash flows from operating activities		42,755	47,160	102,836	121,963

Cash paid for the acquisition of intangible assets and property, plant and equipment		(14,945)	(17,499)	(38,016)	(31,345)

Cash flows from investing activities		(14,945)	(17,499)	(38,016)	(31,345)

Share buyback	5	—	—	(3,415)	—
Repayments of borrowings		(1,810)	(1,797)	(23,608)	(3,611)
Cash payments of current financial liabilities		233	(300)	(34)	(3,532)
Interest and similar expenses paid		(9,702)	(13,052)	(18,899)	(22,538)
Interest and similar income received		83	998	346	1,126
Dividends paid to shareholders		(10,000)	(20,000)	(19,994)	(20,000)

Cash flows from financing activities		(21,196)	(34,151)	(65,604)	(48,555)

Change in cash		6,614	(4,490)	(784)	42,063

Change in cash resulting from exchange rate differences		1,320	(3,201)	462	411
Cash and cash equivalents at the beginning of the period		57,005	120,709	65,261	70,544

Cash and cash equivalents at the end of the period		64,939	113,018	64,939	113,018

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the six months ended June 30, 2016 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2015	59,635,126	59,635	—	159,421	18,590	—	(14,277)	(168,104)	55,265
Profit for the period	—	—	—	—	—	—	—	29,334	29,334
Other comprehensive income, net of tax	—	—	—	—	10,070	(8,382)	(2,801)	—	(1,113)
Total comprehensive income, net of tax	—	—	—	—	10,070	(8,382)	(2,801)	29,334	28,221
Dividends paid	—	—	—	(20,000)	—	—	—	—	(20,000)
As at Jun 30, 2015	59,635,126	59,635	—	139,421	28,660	(8,382)	(17,078)	(138,770)	63,486

As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	29,855	29,855
Other comprehensive income, net of tax	—	—	—	—	523	2,167	(6,157)	—	(3,467)
Total comprehensive income, net of tax	—	—	—	—	523	2,167	(6,157)	29,855	26,388
Dividends paid	—	—	—	(19,994)	—	—	—	—	(19,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	(3,415)
Share-based payments	—	—	—	915	—	—	—	—	915

As at Jun 30, 2016	59,320,214	59,635	(3,415)	101,249	19,809	(9,236)	(19,087)	(95,375)	53,580

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at June 30, 2016

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6 Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at June 30, 2016, Orion operates 14 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as one production facility in Portugal (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on August 4, 2016.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs") originated by the IASB, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended June 30, 2016 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2015.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015. The following amendments to IFRS, which were adopted on January 1, 2016, did not have material impact on the accounting policies, financial position or performance of the Group:

•	Improvements to IFRSs (2012-2014 cycle)
In September 2014, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2012-2014) that contains five changes to four standards, primarily with a view to remove inconsistencies and clarifying wording.

•	IAS 1 Presentation of Financial Statements
As part of its disclosure initiative, the IASB published in December 2014 amendments to IAS 1 Presentation of Financial Statements which is designed to assist preparers in applying judgment when meeting the presentation and disclosure requirements in IFRS. This includes more options on how to present financial statements and notes. This had no impact on these interim financial statements.
• IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On May 12, 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization and have no impact on accounting for amortization and depreciation within the Group.

Accounting policies

Treasury Shares
In December 2015, Orion announced the Board of Directors' approval to repurchase common shares of the Company for up to $20 million. The repurchase commenced in January 2016.
The repurchased shares (treasury shares) are deducted from equity based on their cost. The repurchased shares reduce the amount of outstanding shares for purposes of the calculation of weighted average of outstanding shares in the computation of basic and dilutive earnings per share. No gains or losses resulting from transactions in treasury shares are recorded in the income statement.

3.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.
Segment reconciliation for the three months ended June 30, 2016 and 2015:

	In EUR k			In EUR k
	For the Three Months Ended Jun 30,			For the Three Months Ended Jun 30,
	2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	149,876	98,010	247,886	185,925	96,420	282,345
Cost of sales	(111,747)	(49,190)	(160,937)	(140,845)	(56,140)	(196,985)
Gross profit	38,129	48,820	86,949	45,080	40,280	85,360
Adjusted EBITDA	19,072	38,662	57,734	25,947	30,012	55,959
Adjusted EBITDA Margin	12.7%	39.4%	23.3%	14.0%	31.1%	19.8%

Segment reconciliation for the six months ended June 30, 2016 and 2015:

	In EUR k			In EUR k
	For the Six Months Ended Jun 30,			For the Six Months Ended Jun 30,
	2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	299,033	195,103	494,136	378,301	194,450	572,751
Cost of sales	(224,580)	(101,023)	(325,603)	(289,636)	(115,391)	(405,027)
Gross profit	74,453	94,080	168,533	88,665	79,059	167,724
Adjusted EBITDA	38,587	73,116	111,703	51,287	58,563	109,850
Adjusted EBITDA Margin	12.9%	37.5%	22.6%	13.6%	30.1%	19.2%

Definition of “Adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2016	2015	2016	2015
Adjusted EBITDA	57,734	55,959	111,703	109,850
Share of profit of joint venture	(56)	(129)	(177)	(250)
Consulting fees related to Group strategy (1)	(1,517)	—	(1,766)	(182)
Long Term Incentive Plan	(400)	—	(915)	—
Other adjustments (2)	(1,608)	(2,153)	(4,606)	(2,810)
EBITDA	54,153	53,677	104,239	106,608
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,975)	(17,822)	(39,552)	(34,452)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,178	35,855	64,687	72,156
Other finance income	4,498	3,623	12,822	12,675
Share of profit of joint ventures	56	129	177	250
Finance costs	(13,215)	(16,881)	(30,471)	(39,913)
Income taxes	(9,027)	(8,143)	(17,360)	(15,834)
Profit or loss for the period	16,490	14,583	29,855	29,334

(1)    Consulting fees related to the Group strategy mainly relate to the formulating and executing the strategic realignment of the Rubber Carbon Black footprint worldwide.
(2) Other adjustments in the three months ended June 30, 2016 primarily relate to costs of EUR 0.9 million in association with the OECQ integration and costs of EUR 0.5 million in connection with our EPA enforcement action. Other adjustments in the six months ended June 30, 2016 primarily relate to costs of EUR 2.8 million in association with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), EUR 1.1 million in connection with the OECQ integration as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.
Geographic information by legal entity

Revenues	In EUR k		In EUR k
	For the Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
	2016	2015	2016	2015
Germany	100,465	104,576	195,380	214,258
United States	64,462	85,971	130,552	169,736
South Korea	46,683	59,838	96,739	122,756
Brazil	11,676	14,103	24,183	28,747
China	9,460	—	17,810	—
South Africa	8,143	11,700	15,383	23,833
Other	4,992	4,428	10,019	9,557
Rest of Europe*	2,005	1,729	4,070	3,864
Total	247,886	282,345	494,136	572,751

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Jun 30,	As at Dec 31,
	2016	2015
Germany	135,671	141,624
Sweden	66,952	67,333
Italy	60,220	61,615
Poland	40,325	41,135
Rest of Europe	14,159	14,819
Subtotal Europe	317,327	326,526

United States	82,093	91,212
South Korea	68,391	70,686
South Africa	26,302	25,007
Brazil	16,899	10,165
China	4,963	5,539
Other	37	36
Total	516,012	529,171

4.	Other operating income, other operating expenses, financial result
Other operating income decreased by EUR 606k from EUR 1,675k for the six months ended June 30, 2015 to EUR 1,069k for the six months ended June 30, 2016. Other operating income for the six months ended June 30, 2016 mainly comprise of EUR 665k insurance reimbursement for lost sales due to a flooding in the Orange, Texas plant. Other operating income for the six months ended June 30, 2015 mainly comprise EUR 663k income from foreign currency exchange revaluations and EUR 478k from a release of a provision.
Other operating expenses increased by EUR 3,970k from EUR 4,987k for the six months ended June 30, 2015 to EUR 8,957k for the six months ended June 30, 2016. Other operating expenses for the six months ended June 30, 2016 mainly include consulting fees and other adjustment items of EUR 6,372k compared to EUR 2,992k in the six months ended June 30, 2015 which have less bearing on the underlying performance of the company's core business (for further details please see Note 3 (Segment information)) as well as losses from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives of EUR 949k in the six months ended June 30, 2016 compared to EUR 1,380k in the six months ended June 30, 2015.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result improved by EUR 9,516k from EUR 26,988k net finance expenses for the six months ended June 30, 2015 to EUR 17,472k net finance expenses for the six months ended June 30, 2016. The decrease of EUR 9,516k is mainly due to impacts from foreign currency revaluation effects and decreased interest expenses as result of voluntary repayments of existing term loans in December 2015 and January 2016.

The table below presents a breakdown of financial result for the six months ended June 30, 2016 and 2015:

Financial Result	EUR k
	For the Six Months Ended Jun 30,
	2016	2015
Interest expense on term loans	(16,157)	(18,085)
Amortization of transaction costs	(1,797)	(1,652)
Commitment bank charge	(695)	(762)
Interest income	346	911
Interest on non-current provisions	(563)	(630)
Other interest expense, net	(2,785)	(1,942)
Total net interest expenses	(21,651)	(22,160)
Gains from foreign currency revaluation	12,476	11,764
Losses from foreign currency revaluation	(8,373)	(16,792)
Net foreign currency revaluation impact	4,103	(5,028)
Bank guarantee expense	(101)	(50)
Share of profit of joint ventures	177	250
Financial Result	(17,472)	(26,988)

5.	Share-based payments and treasury shares
On July 31, 2015 the Company established the Long Term Incentive Plan (LTIP) providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The following table details the costs charged to the income statement with respect to the 2015 LTIP.

	EUR k
	For the Six Months Ended Jun 30,
	2016	2015
Expense arising from equity-settled share based payment transactions	915	—

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year:

	Number of PSUs
	For the Six Months Ended Jun 30,
	2016	2015
Outstanding at January 1	463,830	—
Granted during the period	—	—
Forfeited during the period	(8,871)	—
Exercised during the period	—	—
Outstanding as at June 30	454,959	—
The following table lists the inputs to the model used for the 2015 Plan:

2015 Plan
Dividend Yield (%)	2.14
Expected Volatility OEC (%)	25.16
Expected Volatility Peer Group (%)	13.90
Correlation	0.5234
Risk-free interest rate (%)	0.90
Model used	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.040

On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The following table sets forth the numbers and average prices of the shares repurchased during the six months ended June 30, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Total Number of shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2016 – January 31, 2016	104,438	$11.1647	104,438	$18,833,978
February 1, 2016 – February 29, 2016	199,874	$12.3170	304,312	$16,372,123
March 1, 2016 – March 31, 2016	10,600	$12.9293	314,912	$16,235,072
April 1, 2016 – April 30, 2016	—	$0	314,912	$16,235,072
May 1, 2016 – May 31, 2016	—	$0	314,912	$16,235,072
June 1, 2016 – June 30, 2016	—	$0	314,912	$16,235,072
Total	314,912	$11.9555	314,912	$16,235,072

The Euro-equivalent of shares repurchased during the six months ended June 30, 2016 is EUR 3,415k. The average share price paid per share in Euro was EUR 10.2612, EUR 11.0930 and EUR 11.8933 for the periods January, February and March, respectively, applying the daily US-Dollar exchange rates as published by the European Central Bank.
6.    Inventories
Inventories of EUR 2,549k were recognized as an expense for damaged, obsolete and lost inventories for the six months ended June 30, 2016 compared to EUR 681k for the six months ended June 30, 2015 including addition to impairment allowance of EUR 1,762k and scrapped material of EUR 825k less release of impairment allowance of EUR 37k (six months ended June 30, 2015: EUR 361k, EUR 460k and EUR 140k respectively). Impairment losses were recognized on raw materials, consumables and supplies, merchandise and finished goods. The impairment allowance as of June 30, 2016 and December 31, 2015, respectively, amounted to EUR 2,375k and EUR 3,399k and developed as following:

In EUR k
As at December 31, 2015	3,399
Addition	1,762
Utilization	(2,749)
Release	(37)
As at June 30, 2016	2,375
In addition to the above mentioned impairment an amount of EUR 265k was recorded to finished goods and EUR 110k to equipment damaged by the flooding of the Orange, Texas plant. These impairments are covered through claims under the existing insurance contracts and are offset against a corresponding receivable and are not included in the figures above.

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at June 30, 2016 and December 31, 2015.

	In EUR k as at
	Jun 30, 2016			Dec 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	841	—	—	2,038	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	363	—	—	163	—
Liabilities for which fair values are disclosed
Term loan	—	639,575	—	—	668,992	—
The receivables from derivatives of EUR 841k and EUR 2,038k as at June 30, 2016 and December 31, 2015, respectively, are presented in other non-current financial assets with an amount of EUR 527k and EUR 2,020k as at June 30, 2016 and December 31, 2015, respectively, and in other current financial assets with an amount of EUR 314k and EUR 18k as at June 30, 2016 and December 31, 2015, respectively. The liabilities from derivatives of EUR 363k and EUR 163k as at June 30, 2016 and December 31, 2015, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables, interest rate payments on the term loan and commodity price risks for sales to a specific customer as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015 US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of June 30, 2016 of the Group's affiliated U.S. subsidiaries. The amount accounted for in other comprehensive income for the net investment hedge was EUR 3,202k in the six months ended June 30, 2016. The Euro-equivalent of the USD-denominated term loan decreased during the first six months of 2016 from EUR 299,980k to EUR 292,557k due to a regular repayment of 0.5% of the initial principal amount and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first six months of 2016 from

EUR 369,013k to EUR 347,018k due to a regular repayment of 0.5% of the initial principal amount and EUR 20 million voluntary repayment.

8.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 8,750k at December 31, 2015 to EUR 6,620k at June 30, 2016 due to refunds received from tax authorities and the application of prior year overpayments to current year liabilities. Income tax liabilities increased from EUR 16,443k at December 31, 2015 to EUR 18,254k at June 30, 2016 due to the expense calculated for the period.
Income taxes in the six months ended June 30, 2016 amounted to EUR 17,360k compared to EUR 15,834k in the six months ended June 30, 2015, reflecting profit and loss in these periods, respectively.
The effective tax rate of 36.8% for the six months ended June 30, 2016 deviated from the expected group rate of 32% in part due to non-creditable withholding taxes on tax exempt dividends received in the first quarter of 2016 from the Group's Korean subsidiary. The tax effect of for the six months ended June 30, 2016 was 3.4% and the impact of this first quarter event will have a reduced effect on the annual effective tax rate over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 5.4%. Offsetting these unfavorable impacts by (1.1)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden also resulted in a favorable impact of (0.5)%. The remaining difference primarily relates to foreign tax rate differentials.
The effective tax rate of 35.1% for the six months ended June 30, 2015 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes and other non-deductible business expenses of 7.0%, as well as non-deductible interest expenses of 2% due to local trade tax adjustments for the Group’s German entities. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden further affected the rate by 2.2%. Partially offsetting these unfavorable impacts by (3.6)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to prior year taxes and foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Jun 30,	As at Dec 31,
Maturity	2016	2015
Less than one year	97,236	64,850
1 to 5 years	185,434	120,478
More than 5 years	45,361	37,443

Total	328,031	222,771
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and have recently focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The discussions continue, now based on the draft of a Consent Decree received from the EPA in June 2016. The Company currently expects that, if it continues to consider a possible settlement to resolve the NOVs, likely several mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company is currently examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately U.S. Dollar 98 million. As of July 2016, none of the Company’s other U.S. competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011 The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach an understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.6 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.
French subsidiary
As a part of the continuing strategic repositioning of the Rubber business, in May the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS, with a plant with a maximum capacity of standard rubber grades of 50 kmt per year. Consequently, the management of Orion Engineered Carbons SAS has been in consultations with the local Works Council at this facility to implement a restructuring and down staffing with a potential cessation of production at the site by the end of 2016. If a decision to close the facility were to be reached by local French management, certain additional costs and financial effects will occur in connection with the closure, which are not reflected in the financial statements for this quarter.
Tax indemnification

In order to provide for tax equalization, the Company has agreed to compensate certain senior management members for additional income tax expenses which they might incur by reason of their employment under the laws of certain countries over and above the amount that would customarily be paid under their home-country laws. The agreement applies to covered expenses incurred at any time after August 1, 2014.

10.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.
11. Events after the balance sheet date
On July 15, 2016, the company has voluntarily repaid EUR 20 million equivalent of its existing USD tranche of term loan.

Senningerberg (Municipality of Niederanven), August 4, 2016
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the quarter and six months ended June 30, 2016 and 2015 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report on Form 20-F for the year ended December 31, 2015 (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Due to rounding, numbers presented below may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.

Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.
Results of Operations and Segment Discussion
Revenue
Revenue decreased by €34.4 million, or 12.2%, from €282.3 million (€96.4 million in our Specialty Carbon Black segment and €185.9 million in our Rubber Carbon Black segment) in the second quarter of 2015 to €247.9 million (€98.0 million in our Specialty Carbon Black segment and €149.9 million in our Rubber Carbon Black segment) in the second quarter of 2016. This revenue decrease was due to sales price decline resulting from pass through of lower feedstock costs and, to a lesser extent, to foreign currency exchange translation effects as well as change in regional mix, partially offset by additional volumes.

Revenue decreased by €78.7 million, or 13.7%, from €572.8 million (€194.5 million in our Specialty Carbon Black segment and €378.3 million in our Rubber Carbon Black segment) for the six months ended June 30, 2015 to €494.1 million (€195.1 million in our Specialty Carbon Black segment and €299.0 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016. This revenue decrease was due to sales price decline resulting from pass through of lower feedstock costs and, to a lesser extent, due to foreign currency exchange translation effects and to change in regional mix, partially offset by additional volumes.
Total volume increased by 31.9 kmt overall, or 12.2%, from 260.5 kmt (54.7 kmt in our Specialty Carbon Black Segment and 205.8 kmt in our Rubber Carbon Black segment) in the second quarter of 2015 to 292.4 kmt (63.4 kmt in our Specialty Carbon Black segment and 229.0 kmt in our Rubber Carbon Black segment) in the second quarter of 2016. This increase of 12.2% reflected stronger volumes in both the Specialty and Rubber Carbon Black businesses. Our new business Orion Engineered Carbons Qingdao, Ltd., China (OECQ), acquired during fourth quarter of 2015, accounted for 15.1 kmt of the volume increase in our Rubber Carbon Black business. While organic growth was 6.5%.
Total volume increased by 56.9 kmt, or 11.1%, from 513.4 kmt (105.8 kmt in our Specialty Carbon Black Segment and 407.5 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2015 to 570.2 kmt (122.6 kmt in our Specialty Carbon Black segment and 447.7 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2016. Increased volumes in the Specialty Carbon Black segment reflected increased demand in all our regions. Increased volumes in the Rubber Carbon Black segment reflected increased demand in Europe and Brazil, while demand in North America declined compared to the first half of 2015. Volumes in the Asia Pacific region (excluding China) in the first six months of 2016 was consistent with the first six months of 2015. OECQ, which was acquired in October 2015, contributed volumes of 27.6 kmt in the first six months ended June 30, 2016.
Cost of Sales and Gross Profit
Cost of sales decreased by €36.1 million, or 18.3%, from €197.0 million (€56.1 million in our Specialty Carbon Black segment and €140.8 million in our Rubber Carbon Black segment) in the second quarter of 2015 to €160.9 million (€49.2 million in our Specialty Carbon Black segment and €111.7 million in our Rubber Carbon Black segment) in the second quarter of 2016. This decrease in cost of sales relates primarily to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additional decreases in cost of sales related to a change in product mix and foreign currency exchange impacts. These declines were somewhat offset by additional cost of sales due to volume increases and to a lesser extent due to unfavorable feedstock cost developments in our Rubber segment.
Cost of sales decreased by €79.4 million, or 19.6%, from €405.0 million (€115.4 million in our Specialty Carbon Black segment and €289.6 million in our Rubber Carbon Black segment) for the six months ended June 30, 2015 to €325.6 million (€101.0 million in our Specialty Carbon Black segment and €224.6 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016. This decrease in cost of sales relates primarily to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additional decreases in cost of sales related to a change in product mix and foreign currency exchange impacts. These declines were somewhat offset by additional cost of sales due to volume increases and to a lesser extent due to unfavorable feedstock cost developments in our Rubber segment.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased slightly from €85.4 million (€40.3 million in our Specialty Carbon Black segment and €45.1 million in our Rubber Carbon Black segment) in the second quarter of 2015 to €86.9 million (€48.8 million in our Specialty Carbon Black segment and €38.1 million in our Rubber Carbon Black segment) in the second quarter of 2016, due to the increase in contribution margin being mostly offset by higher depreciation expenses of €2.2 million and the timing of scheduled maintenance spend in the quarter.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased slightly from €167.7 million (€79.1 million in our Specialty Carbon Black segment and €88.7 million in our Rubber Carbon Black segment) for the six months ended June 30, 2015 to €168.5 million (€94.1 million in our Specialty Carbon Black segment and €74.5 million in our Rubber Carbon Black segment) for the six months ended June 30, 2016 with an increase in contribution margin being offset by higher depreciation expenses of €5.1 million and the timing of scheduled maintenance spend in the quarter.
Selling Expenses
Sales and marketing expenses increased by €0.8 million from €27.6 million in the second quarter of 2015 to €28.4 million in the second quarter of 2016. This increase was in part due to higher volume as well as increased salaries and general price increases.
Sales and marketing expenses increased by €1.8 million from €53.5 million in the first half of 2015 to €55.3 million in the first half of 2016. This increase was in part due to higher volume as well as increased salaries and general price increases.
Research and Development Costs
Research and development costs decreased by €0.5 million from €4.0 million in the second quarter of 2015 to €3.5 million in the second quarter of 2016. This change mainly reflects the timing of expenditures for individual development programs.
Research and development costs decreased by €1.0 million from €8.1 million in the first half of 2015 to €7.1 million in the first half of 2016. This change mainly reflects the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by €1.0 million from €15.7 million in the second quarter of 2015 to €16.7 million in the second quarter of 2016, mainly as a result of the acquisition of OECQ and the timing of expenses.
General administrative expenses increased by €2.9 million from €30.7 million in the in the first half of 2015 to €33.6 million in the first half of 2016, mainly as a result of the acquisition of OECQ and the timing of expenses.

Other Operating Income and Expenses
Other operating income and expenses, net increased by €2.0 million from a net expense of €2.2 million in the second quarter of 2015 to a net expense of €4.2 million in the second quarter of 2016, mainly as a result of expenses related to a strategic review of our Rubber Carbon Black footprint as well a OECQ related integration expenses.
Other operating income and expenses, net increased by €4.6 million from a net expense of €3.3 million in the first half of 2015 to a net expense of €7.9 million in the first half of 2016, mainly as a result of expenses related to our EPA enforcement action of €2.8 million and €1.1 million of OECQ related integration expenses.
Operating Result (EBIT)
Operating result decreased by €1.7 million, or 4.7%, from €35.9 million in second quarter of 2015 to €34.2 million in the second quarter of 2016 reflecting the effects discussed above.
Operating result decreased by €7.5 million, or 10.4%, from €72.2 million in the first half of 2015 to €64.7 million in the first half of 2016 reflecting the effects discussed above.
Finance Costs, Net
Finance costs, net (comprising finance income less finance cost) decreased by €4.6 million from a finance cost, net of €13.3 million in the second quarter of 2015 to a finance cost, net of €8.7 million in the second quarter of 2016 reflecting, in particular, changes in foreign currency exchange gains and losses and a reduction of interest expense due to our voluntary principal repayments of term loans in the fourth quarter 2015 and first quarter of 2016 totaling €70 million. During the second quarter of 2016 we incurred foreign currency exchange losses of €3.5 million. These foreign exchange losses were offset by €4.3 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the second quarter of 2015 amounted to €3.3 million and €5.3 million respectively.
Finance costs, net (comprising finance income less finance cost) decreased by €9.6 million from a finance cost, net of €27.2 million in the first half of 2015 to a finance cost, net of €17.6 million in the first half of 2016 reflecting, in particular, changes in foreign currency exchange gains and losses and a reduction of interest expense due to our voluntary principal repayments of term loans in the fourth quarter 2015 and first quarter of 2016 totaling €70 million. During the first half of 2016 we incurred foreign currency exchange losses of €8.4 million. These foreign exchange losses were offset by €12.5 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the first half of 2015 amounted to €16.8 million and €11.8 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained unchanged at €0.1 million in the second quarter of 2016 compared to the second quarter of 2015.
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained nearly unchanged at €0.2 million in the first half of 2016 compared to €0.3 million in the first half of 2015.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €4.4 million, or 34.0%, from a net expense of €13.1 million in the second quarter of 2015 to a net expense of €8.7 million in the second quarter of 2016, reflecting the factors discussed above.
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €9.5 million, or 35.3%, from a net expense of €27.0 million in the first half of 2015 to a net expense of €17.5 million in the first half of 2016, reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the second quarter of 2016 amounted to €25.5 million compared to a profit of €22.7 million in the second quarter of 2015, reflecting the factors described above.

Profit before income taxes for the first half of 2016 amounted to €47.2 million compared to a profit of €45.2 million in the first half of 2015, reflecting the factors described above.
Income Taxes
Income taxes in the second quarter of 2016 amounted to €9.0 million compared to €8.1 million in the second quarter of 2015 reflecting profit in these periods.
Income taxes in the first half of 2016 amounted to €17.4 million compared to €15.8 million in the first half of 2015 reflecting profit in these periods. For discussion of the effects on our effective tax rate of 36.8% for the first half of 2016 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the second quarter of 2016 amounted to €16.5 million, a €1.9 million increase from the €14.6 million profit in the second quarter of 2015, reflecting the effects of the items discussed above.
Profit for the first half of 2016 amounted to €29.9 million, a €0.6 million increase from the €29.3 million profit in the first half of 2015, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by €6.2 million, or 5.4%, from €115.2 million in the second quarter of 2015 to €121.4 million in the second quarter of 2016, an increase primarily driven by strong volume growth in our Specialty Carbon Black business and from satisfying performance of OECQ, offset by negative feedstock cost developments and foreign exchange translation impacts mainly in our Rubber Carbon Black business, as well as regional mix effects.
Contribution margin increased by €10.6 million, or 4.7%, from €225.0 million in the first half of 2015 to €235.6 million in the first half of 2016, primarily driven by strong volume growth in our Specialty Carbon Black business and our OECQ business acquired during the fourth quarter of 2015, offset by negative feedstock cost developments and foreign exchange translation impacts (mainly in our Rubber Carbon Black business), as well as regional mix effects.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €1.7 million, or 3.2%, to €57.7 million in the second quarter of 2016 compared to €56.0 million in the second quarter of 2015, reflecting the development of gross profit discussed above.
Adjusted EBITDA increased by €1.8 million to €111.7 million in the first half of 2016 compared to €109.9 million in the first half of 2015, which reflected the development of gross profit discussed above.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by €1.6 million, or 1.6%, from €96.4 million in the second quarter of 2015 to €98.0 million in the second quarter of 2016. This revenue increase was due to strong growth in volumes which was offset in part by price declines resulting mainly from the pass through of reduced feedstock costs to customers with index pricing and some regional mix and currency impacts.
Volume of the Specialty Carbon Black segment increased by 8.7 kmt, or 15.9%, from 54.7 kmt in the second quarter of 2015 to 63.4 kmt in the second quarter of 2016, reflecting increased global demand and further penetration of markets, with all markets showing strength, especially in Asia Pacific.
Gross profit of the Specialty Carbon Black segment increased by €8.5 million, or 21.2%, from €40.3 million in the second quarter of 2015 to €48.8 million in the second quarter of 2016, in large part due to a benefit from increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €8.7 million, or 28.8%, from €30.0 million in the second quarter of 2015 to €38.7 million in the second quarter of 2016 reflecting the development of gross profit. Adjusted EBITDA margin in the second quarter of 2016 was 39.4% compared to 31.1% in the second quarter of 2015. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on our revenues.

Revenue of the Specialty Carbon Black segment increased by €0.6 million, or 0.3%, from €194.5 million in the first half of 2015 to €195.1 million in the first half of 2016. This revenue increase was due to strong growth in volumes which was offset in part by price declines resulting mainly from the pass through of reduced feedstock costs to customers with index pricing and regional product mix impact.
Volume of the Specialty Carbon Black segment increased by 16.7 kmt, or 15.8%, from 105.8 kmt in the first half of 2015 to 122.6 kmt in the first half of 2016, reflecting increased global demand in all regions and further penetration of markets.
Gross profit of the Specialty Carbon Black segment increased by €15.0 million, or 19.0%, from €79.1 million in the first half of 2015 to €94.1 million in the first half of 2016, in large part due to increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €14.5 million, or 24.9%, from €58.6 million in the first half of 2015 to €73.1 million in the first half of 2016 reflecting the development of gross profit. Adjusted EBITDA margin in the first half of 2016 was 37.5% compared to 30.1% in the first half of 2015. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on our revenues.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment decreased by €36.0 million, or 19.4%, from €185.9 million in the second quarter of 2015 to €149.9 million in the second quarter of 2016. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock to customers with index-pricing agreements, regional mix and currency effects, partly offset by the impact of revenues from OECQ and the onset of pricing surcharges in Europe.
Volume for the Rubber Carbon Black segment increased by 23.2 kmt, or 11.3% (3.9% without the impact of newly acquired OECQ), from 205.8 kmt in the second quarter of 2015 to 229.0 kmt in the second quarter of 2016 reflecting strong demand in Europe as well as a boost in volume of 15.1 kmt associated with the impact of OECQ and the beginning of pricing surcharges in Europe which were implemented during the quarter.
Gross profit of the Rubber Carbon Black segment decreased by €7.0 million, or 15.4%, from €45.1 million in the second quarter of 2015 to €38.1 million in the second quarter of 2016. This decrease was associated with persistent negative feedstock cost impacts, increased depreciation charges and to a lesser extent unfavorable foreign exchange translation effects, partially offset by the positive impact of the OECQ acquisition.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €6.8 million, or 26.5%, from €25.9 million in the second quarter of 2015 to €19.1 million in the second quarter of 2016, essentially reflecting the development of gross profit without depreciation. Our Adjusted EBITDA margin decreased to 12.7% in the second quarter of 2016 compared to 14.0% in the second quarter of 2015.
Revenue of the Rubber Carbon Black segment decreased by €79.3 million, or 21.0%, from €378.3 million in the first half of 2015 to €299.0 million in the first half of 2016. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock, partly offset by the impact of revenues from OECQ.
Volume for the Rubber Carbon Black segment increased by 40.1 kmt, or 9.8% (3.1% without the impact of newly acquired OECQ), from 407.5 kmt in the first half of 2015 to 447.7 kmt in the first half of 2016 reflecting increased demand in the base business (primarily in Europe) as well as a boost in volume of 27.6 kmt associated with the acquisition OECQ during the last quarter of 2015.
Gross profit of the Rubber Carbon Black segment decreased by €14.2 million, or 16.0%, from €88.7 million in the first half of 2015 to €74.5 million in the first half of 2016. This decrease was associated with negative feedstock cost developments, increased depreciation charges and to a lesser extent unfavorable foreign exchange translation effects, partially offset by the positive impact of the OECQ acquisition.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €12.7 million, or 24.8%, from €51.3 million in the first half of 2015 to €38.6 million in the first half of 2016, essentially reflecting the development of gross profit without depreciation. Our Adjusted EBITDA margin decreased to 12.9% in the first half of 2016 compared to 13.6% in the first half of 2015.

As a part of the continuing strategic repositioning of the Rubber business, in May the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS, with a plant with a maximum capacity of standard rubber grades of 50 kmt per year. Consequently, the management of Orion Engineered Carbons SAS has been in consultations with the local Works Council at this facility to implement a restructuring and down staffing with a potential cessation of production at the site by the end of 2016. If a decision to close the facility were to be reached by local French management, certain additional costs and financial effects will occur in connection with the closure, which are not reflected in the financial statements for this quarter. In addition, a feedstock supply arrangement for our Rubber business will conclude at the end of 2016 and is likely to negatively impact profitability in 2017. Although it is too early to comment on the impact, we expect the ongoing strategic refocusing of our Rubber business, including potential reductions in fixed costs, continued improvement in pricing (including the full impact of the surcharge for European rubber customers) and improvements in product mix will improve profitability for Rubber in 2017, offsetting the impacts of this feedstock agreement’s expiration.
Liquidity and Capital Resources

	Three Months Ended June 30,		Six Months Ended June 30,
	2016 in million EUR	2015 in million EUR	2016 in million EUR	2015 in million EUR
Cash flows from operating activities	42.8	47.2	102.8	122.0
Cash flows used in investing activities	(14.9)	(17.5)	(38.0)	(31.3)
Cash flows used in financing activities	(21.2)	(34.2)	(65.6)	(48.6)

Change in cash	6.7	(4.5)	(0.8)	42.1

Cash and cash equivalents at the end of the period	64.9	113.0	64.9	113.0
Second Quarter of 2016 Cash Flows
Cash inflows from operating activities in the second quarter of 2016 amounted to €42.8 million, consisting of a consolidated profit for the period of €16.5 million, adjusted for depreciation and amortization of €20.0 million, exclusion of net finance cost of €8.7 million, and a cash decrease in net working capital of €4.1 million. Net working capital totaled €181.4 million at June 30, 2016, compared to €172.3 million as at March 31, 2016 and reflects €2.2 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the second quarter of 2016 amounted to €14.9 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the second quarter of 2016 amounted to €21.2 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments of €9.7 million and regular debt repayment of €1.8 million.
Second Quarter of 2015 Cash Flows
Cash inflows from operating activities in the second quarter of 2015 amounted to €47.2 million, consisting of a consolidated profit for the period of €14.6 million, adjusted for depreciation and amortization of €17.8 million, exclusion of net finance cost of €13.3 million, and a cash increase in net working capital of €0.3 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €198.2 million at June 30, 2015, compared to €203.7 million as at March 31, 2015.
Cash outflows from investing activities in the second quarter of 2015 amounted to €17.5 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system.

Cash outflows for financing activities in the second quarter of 2015 amounted to €34.2 million, comprised primarily of two dividend payments totaling €20.0 million, our regular interest payments of 13.1 million, regular debt repayment of €1.8 million and offsetting effects including interest and similar income received of €1.0 million.
First six months of 2016 Cash Flows
Cash inflows from operating activities in the first half of 2016 amounted to €102.8 million, consisting of a consolidated profit for the period of €29.9 million, adjusted for depreciation and amortization of €39.6 million, exclusion of net finance cost of €17.6 million, and a cash increase in net working capital of €12.8 million. Net working capital totaled €181.4 million at June 30, 2016, compared to €183.0 million as at December 31, 2015 and reflects €1.1 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the first half of 2016 were above the trend we expect for the full year 2016 and amounted to €38.0 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first half of 2016 amounted to €65.6 million, comprised primarily a voluntary debt repayment of € 20.0 million, a dividend payment of €20.0 million, our regular interest payments of €18.9 million and regular debt repayment of €3.6 million.
First six months of 2015 Cash Flows
Cash inflows from operating activities in the first half of 2015 amounted to €122.0 million, consisting of a consolidated profit for the period of €29.3 million, adjusted for depreciation and amortization of €34.5 million, exclusion of net finance cost of €27.2 million, and a cash increase in net working capital of €29.2 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €198.2 million at June 30, 2015, compared to €219.7 million as at December 31, 2014.
Cash outflows from investing activities in the first half of 2015 amounted to €31.3 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first half of 2015 amounted to €48.6 million, comprised primarily of our regular interest payments of €22.5 million, a dividend payment of 20.0 million, regular debt repayment of €3.6 million and payments related to other financial liabilities of €3.5 million.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
	in million EUR	in million EUR	in million EUR
Inventories	97.0	86.8	105.1
Trade receivables	170.4	160.4	172.1
Trade payables	(85.9)	(74.9)	(94.2)

Net Working Capital	181.4	172.3	183.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2015 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €16-19 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of June 30, 2016, Net Working Capital increased to €181.4 million compared to €172.3 million as of March 31, 2016